EXHIBIT D-4


                                STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

UNION ELECTRIC COMPANY, CENTRAL           :
ILLINOIS PUBLIC SERVICE COMPANY,          :
AND CENTRAL ILLINOIS LIGHT COMPANY        :
                                          :
APPLICATION FOR APPROVAL OF               :                 03-0214
AMENDED UTILITY MONEY POOL                :
AGREEMENT.


                                      ORDER
                                      -----

By the Commission:

     On March 31, 2003, Union Electric Company, d/b/a AmerenUE ("AmerenUE"), Central Illinois Public Service Company, d/b/a AmerenCIPS ("AmerenCIPS"), and Central Illinois Light Company, d/b/a AmerenCILCO ("AmerenCILCO") (collectively "Petitioners") filed with the Illinois Commerce Commission ("Commission") an Application requesting the Commission's approval of an amendment to the Ameren Corporation System Utility Money Pool Agreement ("Agreement"), pursuant to Sections 7-101 and 7-102 of the Public Utilities Act ("Act"), 220 ILCS 5/1-101 et seq. Petitioners requested that the Commission consider the Application without a hearing on an expedited basis. No petitions to intervene were filed in this docket, nor were any hearings held. Petitioners made certain changes to the Agreement based on informal discussions with the Commission Staff ("Staff"). The Administrative Law Judge finding that all evidence having been submitted with the petition waived hearing in this matter.

     The Application states that Ameren Corporation ("Ameren") is a utility holding company system registered under the Public Utility Holding Company Act of 1935 ("PUHCA") (15 USC ss.79 et. seq). Ameren was formed when the merger of Union Electric Company and CIPSCO Inc. ("UE-CIPSCO merger") was completed on December 31, 1997.

     As part of the UE-CIPSCO merger process, and to comply with requirements of federal law and of regulation by the Securities and Exchange Commission ("SEC") under PUHCA, Ameren Services Company ("Ameren Services") was formed to provide various administrative and corporate support services for system companies, including AmerenUE and AmerenCIPS. Ameren and Ameren Services are "affiliated interests" of the Petitioners, and the Petitioners are "affiliated interests" of each other, under Section 7-101 of the Act.

     In order to achieve merger related efficiencies, AmerenUE and AmerenCIPS filed an application on September 30, 1998 with the Commission in Docket No. 98-0644 seeking its approval to enter into the Agreement. By a pleading dated October 15, 1998, Staff indicated that it did not object to Ameren's request for


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approval of the Agreement. The Commission approved the Agreement by order issued
November 18, 1998.

     In its application filed in Docket No. 98-0644, AmerenCIPS and AmerenUE explained that the Agreement was reasonable and in the public interest because the money pool arrangement created thereunder ("Utility Money Pool") would allow them to lower their cost of borrowing by permitting internal funds to be loaned on a short-term basis among the parties to the Agreement. In its order approving the Agreement, the Commission agreed.

     On January 31, 2003, Ameren completed its acquisition of CILCORP Inc. and thereby became the indirect parent of AmerenCILCO. The Commission approved Ameren's acquisition of CILCORP by order dated December 4, 2002 in Docket
No. 02-0428. The Commission also approved the transfer by AmerenCILCO of its generating facilities to Central Illinois Generation, Inc. ("CIGI") by order dated April 10, 2002 in Docket Nos. 02-0140 and 02-0153. When the transfer is completed, CIGI will operate as a generating company subsidiary of AmerenCILCO (but will not be a "public utility" as defined in the Act) and will be an affiliated interest of Petitioners.

     To further the integration of AmerenCILCO into the Ameren system, Ameren proposes to add AmerenCILCO as a party to the Agreement in order to extend to AmerenCILCO the lower cost of borrowing and the other advantages that have accrued to AmerenCIPS and AmerenUE.

     To accomplish this, Ameren is proposing to enter into an amendment of the Agreement (the "Amended Agreement") to add AmerenCILCO as a party and make various minor changes. Petitioners' attached a form of Amended Agreement to the Application in this matter.

     Ameren anticipates that CIGI will participate in cash management programs of Ameren that do not involve the Petitioners. However, to comply with PUHCA it may be desirable to have CIGI participate under the Amended Agreement but in a limited manner, that is, act only as a lender to the Utility Money Pool but not as a borrower.

     The Amended Agreement would contain the same terms as heretofore approved by the Commission. Under the Amended Agreement, each party will determine whether it has funds available for contribution to the Utility Money Pool. If so, the party may lend funds to the Utility Money Pool at its discretion (and, to the extent required by law or regulation, a Petitioner will not lend its funds to the Utility Money Pool if it can earn more in another investment of comparable risk.) Each party may withdraw any of its funds at any time upon demand by giving notice to Ameren Services. If a borrowing party becomes insolvent or declares bankruptcy, the lending parties may declare such loans immediately due and payable. The Amended Agreement sets out the terms of all borrowings made by the Petitioners.

     The Application explains that the Utility Money Pool will be available for short-term borrowing by Petitioners and other parties authorized to be


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borrowers, as funds are available. No loans through the Utility Money Pool will be made to, and no borrowing through the Utility Money Pool will be made by, Ameren. Other than Ameren Services and CIGI (if CIGI becomes a party), no non-utility subsidiary of Ameren will be a participant in the Utility Money Pool.

     The source of funds for the Utility Money Pool will be from surplus funds in the treasuries of the parties, proceeds from bank borrowings and the sale of commercial paper by the parties, consistent with regulatory orders and applicable law.

     Borrowing through the Utility Money Pool shall be authorized by the party's Treasurer or a designee thereof. No party shall be required to effect a borrowing through the Utility Money Pool if such party determines that it can (and is authorized to) effect such borrowing at lower cost directly from banks or through the sale of its own commercial paper in an existing commercial paper program. Interest shall accrue monthly on the unpaid principal amount of any loan in the Utility Money Pool. Interest shall be calculated as set out in the Amended Agreement, which includes a provision that the interest rate on loans to the Petitioners from an affiliate shall not exceed the lending affiliate's actual interest cost, including issuance costs.

     The Amended Agreement sets out a list of permitted investments for funds lent to the Utility Money Pool which are not immediately required by any party. Subsequent to the initial filing, Petitioners revised the language of the Amended Agreement regarding permitted investments as described below. Interest income on invested funds will be allocated to the contributing parties pro rata as provided in the Amended Agreement. Record keeping will be handled by Ameren Services under authority of the appropriate officers of the parties. Ameren Services will administer the Utility Money Pool on an "at cost" basis.

     In addition to approval by the Commission, Ameren is seeking approval from the SEC under the provisions of the PUHCA to add AmerenCILCO as a party to the Amended Agreement and to have CIGI participate in the Utility Money Pool or other arrangement.

     Analysis of the Money Pool Agreement indicates that cross-subsidization among the Petitioners is not possible. Section 1.5(b) of the Utility Money Pool Agreement states that a Petitioner who borrows external funds from the Money Pool shall pay interest on that amount equal to the lending Petitioner's cost of such external funds. According to Section 1.5(c), Petitioners borrowing a combination of internal funds and external funds from the Utility Money Pool shall pay an interest rate that takes into account the cost of all such external funds as determined by Section 1.5(b). Section 1.6 specifies that commitment fees related to External Funds contributed to the Money Pool shall be allocated every month to the Petitioner borrowing such external funds from the Utility Money Pool.

     The Commission notes that it has pending a rule making setting minimum standards for money pool arrangements (Docket 02-0581). Although the proposed rule is not final, Petitioner's represented that the Amended Agreement was not


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inconsistent with the draft rule in its present form. Previously, the Agreement allowed Petitioners to invest available funds in any investment that is permitted by Section 9(c) of PUHCA and Rule 40 thereunder. At the request of Staff, Petitioners made one modification to that provision (referred to as "clause (ix)"). Under the Amended Agreement, as so modified, such a clause (ix) investment permitted by Section 9(c) or Rule 40 will be permitted only if also permitted by either applicable rule or order by each state commission having jurisdiction over such investments or by applicable statutes of each such state. Clause (ix), as modified, will state the following: "and (ix) such other investments as are permitted by Section 9(c) of the Act [meaning PUHCA] and Rule 40 thereunder but only if also permitted by either applicable rule or order by each state commission having jurisdiction over such investments or by applicable statutes of each such state." The Commission finds that this Order does not grant Petitioners any approval to make investments under clause (ix) and further approval by the Commission (or a change in applicable rules or the Act) would be required for clause (ix) to be effective.

     Petitioners have represented that they would modify the Amended Agreement, if necessary, to cause it to come into compliance with the final rule, if any, adopted in Docket 02-0581.

     The Commission, having considered the entire record and being fully advised in the premises, is of the opinion and finds that:

     (1) the Commission has jurisdiction over Petitioners and the subject matter herein;

     (2) the recitals of fact and conclusions reached in the prefatory portion of this order are supported by the record and are hereby adopted as findings of fact;

     (3) AmerenCILCO and CIGI should be permitted to become parties to the Amended Agreement as described herein; and

     (4) Petitioners' Application for the approval of the Amended Agreement, as reflected in the attachment to the Application, as modified, should be granted.

     IT IS THEREFORE ORDERED that the Application filed by Union Electric Company, Central Illinois Public Service Company and Central Illinois Light Company seeking Commission approval of the Amended Agreement, as reflected in the attachment to the Application, as revised, is hereby granted.

     IT IS FURTHER ORDERED that Petitioners shall cause the Amended Agreement to be further amended or revised to cause it to come into compliance with any final rule adopted in Docket 02-0581 and will report such changes to the Commission in the manner provided in such final rule, or if not so required, within 60 days of the effective date of any such final rule.


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     IT IS FURTHER ORDERED that subject to the provisions of Section 10-113 of the Public Utilities Act and 83 Ill. Adm. Code 200.880, this order is final; it is not subject to the Administrative Review Law.

     By order of the Commission this 9th day of July, 2003.


                                          (SIGNED) EDWARD C. HURLEY
                                                     Chairman


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